EXHIBIT 99.1

For Immediate Release 22-6-TR	Date:	January 25, 2022

Teck Named to Forbes Canada’s Best Employers 2022 List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the Forbes Canada’s Best Employers 2022 list for the second straight year.

“Our success is driven by our people, and we are committed to providing a workplace that supports their growth and development and fosters diversity and engagement,” said Don Lindsay, President and CEO. “We are honoured to be one of Canada’s Best Employers for the second year in a row as we work to deliver essential resources while caring for people, communities and the environment.”

Forbes and Statista selected the Canada’s Best Employers 2022 through an independent survey applied to a vast sample of more than 10,000 Canadian employees working for companies with more than 500 employees in Canada. The evaluation was based on direct and indirect recommendations from employees who were asked to rate their willingness to recommend their own employers to friends and family. Employee evaluations also included other employers in their respective industries that stood out either positively or negatively.

Teck has also been named as one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past five years, and for the second year in a row was included in the Forbes World’s Best Employers list and Canada’s Top Employers for Young People.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com